SANDVIK

Attending to this matter, tel. direct line, fax direct line

KF/Anders Örbom, +46 26 26 10 30

2008-02-04
Your date

Your reference

Commission File No. 82-1463

[redacted]

08000733

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 10549
USA

SEC
Mail Processing
Section

FEB 12 2008

Washington, DC
101

Attention: Office of International
Corporate Finance, Mr Samuel Wolff,
Special Counsel

Re: Exemption Under Exchange Act
Rule 12g3-2(b); Commission
File No, 82-1463

SUPPL

Dear Sir:

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") granted to Sandvik AB by the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b) promulgated under the Act, enclosed is Sandvik AB Report on the fourth quarter 2007, dated 31 January 2008, which is being submitted under Rule 12g(b)1)(iii).

Sincerely,

SANDVIK AKTIEBOLAG; (publ)

Anders Örbom
Group Treasurer and VP Finance

PROCESSED
FEB 15 2008
THOMSON
FINANCIAL

Postal address	Public Company (publ)	Telephone	Telefax
SANDVIK AB SE-811 81 SANDVIKEN SWEDEN	Reg.No 556000-3468 VAT No. SE663000060901 www.sandvik.com	+46 26 26 00 10	+46 26 26 10 76

K 003

Sandvik Q4

PRESS RELEASE 31 January 2008

Full-year report 2007

- Order intake +21%*, SEK 23,619 M
- Effect of lower nickel price SEK -575 M
- Profit after financial items -13%, SEK 2,733 M
- Earnings per share -11%, SEK 1.65
- Cash flow -16%, SEK 1,282 M

Full-year 2007:

- Order intake +18%*, SEK 92,059 M
- Profit after financial items +17%, SEK 12,997 M
- Net profit for the period +18%, SEK 9,594 M
- Earnings per share +19%, SEK 7.65
- Cash flow -33%, SEK 5,476 M
- Dividend proposal of SEK 4.00 (3.25)



"Demand for Sandvik's products remained high in all markets during the fourth quarter. Invoicing increased in price and volume by 14%, amounting to nearly SEK 23 billion. Operating profit was charged with such items as expenses related to declining nickel prices and amounted to SEK 3.2 billion. The operating margin amounted to SEK 14.1%," says Sandvik's President and CEO Lars Pettersson.

"Accordingly, 2007 was another year of profitable growth for Sandvik. Order intake totaled SEK 92 billion and invoiced sales amounted to SEK 86 billion. Profit after financial items increased by 17% to SEK 13 billion. Sandvik's global positioning was strengthened through continued investments in research, development and marketing activities."

"The nickel price development will also have a bearing on Sandvik's earnings in 2008. At the end of 2007, the market price was approximately USD 26 000 per ton. If this price is maintained, all other factors being equal, this entails a negative earnings effect during the first six months of 2008 of about SEK 600 M, the majority of which will be charged to the first quarter."

INVOICED SALES*


16 +14
45 +11
15 +25
8 +18
7 +10
9 +9

Share of the Group, % — Change, %

KEY FIGURES

SEK M	Q4/07	Q4/06	Q1-4/07	Q1-4/06
Order intake	23 619	18 965	92 059	77 708
Invoiced sales	22 711	19 370	86 338	72 289
Operating profit	3 200 [1)]	3 365	14 394	12 068
Earnings per share, SEK	1.65	1.85	7.65	6.45

1) Including effect from lower nickel price: SEK -575 M

BUSINESS AREAS – INVOICED SALES*

+9%



Sandvik Tooling

+23%



Sandvik Mining and Construction

+7%



Sandvik Materials Technology

* Percentage change compared to the same quarter in the preceeding year at fixed exchange rates for comparable units.

For additional information please call +46 26 26 10 23 (Sandvik Investor Relations) or visit www.sandvik.com

SANDVIK

Financial overview

INCOME STATEMENT SEK M	Q4 2007	Q4 2006	Change %	Q1-4 2007	Q1-4 2006	Change %
Order intake	23 619	18 965	+25 1)	92 059	77 708	+18 1)
Invoiced sales	22 711	19 370	+17 2)	86 338	72 289	+19 2)
Operating profit	3 200	3 365	-5	14 394	12 068	+19
%	14.1	17.4		16.7	16.7	
Profit after financial items	2 733	3 151	-13	12 997	11 113	+17
%	12.0	16.3		15.1	15.4	
Profit for the period	2 083	2 354	-12	9 594	8 107	+18
%	9.2	12.2		11.1	11.2	
of which shareholders' interest	1 979	2 236	-12	9 116	7 701	+18
Earnings per share, SEK *	1.65	1.85	-11	7.65	6.45	+19

* Calculated on the basis of the shareholders' share of profit for the period.
1) +21% and +18% respectively at fixed exchange rates for comparable units.
2) +14% and +18% respectively at fixed exchange rates for comparable units.

KEY FIGURES	Full year 2007	Full year 2006
No. of shares outstanding at end of period ('000)	1 186 287	1 186 287
Average no. of shares ('000)	1 186 287	1 186 287
Tax rate, %	26.2	27.1
Return on capital employed, % 1)	27.0	27.6
Return on total equity, % 1)	34.4	31.8
Shareholders' equity per share	24.10	22.00
Net debt/equity ratio	1.0	0.6
Equity/assets ratio, %	35	41
Net working capital, %	31	27
No. of employees	47 123	41 743

1) Rolling 12 months.

ORDER INTAKE AND INVOICED SALES BY MARKET AREA

Fourth quarter 2007

Market area	Order intake SEK M	Change* %	Change* %1)	Share %	Invoiced sales SEK M	Change* %	Share %
Europe	10 857	+12	+15	46	10 327	+11	45
NAFTA	3 501	+15	+9	15	3 658	+14	16
South America	1 863	+24	-11	8	1 466	+10	7
Africa/Middle East	1 733	+59	+59	7	1 835	+18	8
Asia	3 156	+25	+25	13	3 317	+25	15
Australia	2 509	+47	+19	11	2 108	+9	9
Total	23 619	+21	+17	100	22 711	+14	100

* At fixed exchange rates for comparable units.
1) Excluding project orders.

Sales


INVOICED SALES
SEK M Quarter
SEK M Rolling
25 000
20 000
15 000
10 000
5 000
0
100 000
80 000
60 000
40 000
20 000
0
05
06
07
Quarter
Rolling 12 months


ORDER INTAKE
SEK M Quarter
SEK M Rolling
25 000
20 000
15 000
10 000
5 000
0
100 000
80 000
60 000
40 000
20 000
0
05
06
07
Quarter
Rolling 12 months

Invoiced sales during the fourth quarter amounted to SEK 22,711 M (19,370), an increase of 17% in total and of 14% excluding currency effects for comparable units. Changed currency rates had a negative impact of 1% on invoicing. For Sandvik Tooling, the increase for comparable units excluding currency effects was 9% and for Sandvik Mining and Construction 23%. The increase for Sandvik Materials Technology was 7%, of which about 5% was attributable to price compensation for changed raw materials prices.

Order intake totaled SEK 23,619 M (18,965), an increase of 25% in total and 21% excluding currency effects for comparable units. Changed exchange rates had a marginal impact on order intake. The order backlog was strengthened by approximately 4%, mainly for mining and construction equipment. Growth excluding currency effects for comparable units was 9% for Sandvik Tooling, 40% for Sandvik Mining and Construction and 11% for Sandvik Materials Technology, including a positive effect of about 3 percentage points as compensation for changed raw materials prices. Adjusted for major project orders, growth was 17% in the Group, 35% for Sandvik Mining and Construction and 4% for Sandvik Materials Technology.

Global demand remained favorable. New application areas, such as mineral exploration and medical technology, also performed favorably. Sandvik Tooling and Sandvik Mining and Construction demonstrated a steady, high level of growth within all core areas. The order intake trend for Sandvik Materials Technology was positive, except for products with high nickel content, for which the trend remained negative as a result of declining nickel prices. However, demand for these products increased compared with the preceding quarter, primarily in markets outside Europe.

In **Europe**, demand was stable with high activity in many customer segments. Order intake rose by 12%. In **NAFTA**, growth was high for cemented-carbide tools, mining equipment and advanced tube applications. Order intake rose by 15%. Demand was favorable from the mining, oil/gas, aerospace, petrochemical and process industries, but weak from automotive manufacturers. The trend in **Africa/Middle East** is driven mainly by the mining industry and order intake increased by 59%. In **South America**, order intake rose by 24%. A high degree of exposure to project orders means that order intake fluctuates between the quarters. Adjusted for these fluctuations, order intake declined by 11%. Demand in **Asia** developed positively and order intake was up 25%. Growth remained favorable primarily in China, India and Japan. In **Australia**, demand was strong in the mining and process industries and order intake rose by 47%, and 19% adjusted for major project orders.

CHANGE %	INVOICED SALES				ORDER INTAKE			
	Q4 2007	Q4 2006	Q1-4 2007	Q1-4 2006	Q4 2007	Q4 2006	Q1-4 2007	Q1-4 2006
Price/volume	+14	+17	+18	+14	+21	+19	+18	+16
Structural	+4	+2	+3	+1	+3	+2	+3	+2
Currency	-1	-7	-2	-1	0	-7	-2	0
Total	+17	+11	+19	+14	+25	+14	+18	+17

Earnings and return


OPERATING PROFIT
SEK M
Quarter
Per cent
5 000
4 000
3 000
2 000
1 000
0
20
16
12
8
4
0
05
06
07
Quarter
Operating margin, %


RETURN
Per cent
Per cent
40
30
20
10
0
05
06
07
Return on capital employed (rolling 12 months)
Return on equity (rolling 12 months)

Operating profit in the fourth quarter amounted to SEK 3,200 M, a decline of 5% compared with the corresponding quarter a year earlier. The operating margin amounted to 14.1% of invoicing (17.4). Earnings were adversely impacted in the amount of SEK 575 M as a result of declining nickel prices. Adjusted for this effect, operating profit amounted to SEK 3,775 M and the underlying operating margin was 16.6%

All business areas reported a positive trend in core businesses and new operations. Integration costs related to acquisitions totaling SEK 60 M, additional costs of approximately SEK 60 M for project operations within Sandvik Mining and Construction and negative currency effects of approximately SEK 70 M were primarily offset by higher sales volumes and a positive price trend. Acquired companies 2007 performed favorably in terms of sales and profitability.

Net financial items declined to an expense of SEK 467 M (expense: 214), primarily due to a higher level of net borrowings and company acquisitions. **Profit after financial income** and expenses amounted to SEK 2,733 M (3,151), 12.0% of invoicing. **Tax** amounted to SEK 650 M (797), which corresponds to a tax rate of 23.8%. The lower tax rate is primarily attributable to positive effects from adjustments of tax reserves and a positive outcome in a number of tax matters. **Net profit for the period** amounted to SEK 2,083 M (2,354). **Earnings per share** totaled SEK 1.65 (1.85) but amounted to SEK 2.00 after adjustments for effect of lower nickel price. **Cash flow** from operating activities declined to SEK 1,282 M (1,526), primarily due to increased operating capital resulting from higher business volumes and increased inventory levels. **Investments** amounted to SEK 2,118 M (1,578), of which company acquisitions accounted for SEK 156 M. Cash flow after investments was negative in an amount of SEK 734 M (+314) for the quarter. **The return on capital employed** amounted to 27.0% (27.6). After adjustments for effects of lower nickel price, return on capital employed totaled 29.5%. **The return on shareholders' equity** amounted to 34.4% (31.8).


CASH FLOW
from operations
SEK M
Quarter
SEK M
Rolling
4 000
3 000
2 000
1 000
0
10 000
7 500
5 000
2 500
0
05
06
07
Quarter
Rolling 12 months


EARNINGS PER SHARE
SEK
SEK
8
6
4
2
0
05
06
07
Rolling 12 months

Sandvik Tooling

Sandvik Toolings order intake in the fourth quarter amounted to SEK 6,383 M (5,673), up 9% for comparable units excluding currency effects. Invoicing totaled SEK 6,429 M (5,716), an increase of 9% from the preceding year for comparable units excluding currency effects.

The market trend remained favorable in all major markets and demand for metal-cutting tools increased further, particularly for cemented-carbide and diamond-based tools. In Europe, demand rose further from an already high level, and demand for cemented-carbide tools also rose in NAFTA. A continued positive trend was reported in Eastern Europe and Asia, and this was particularly apparent in Russia, China and India. In South America, Brazil is the dominating market and the positive trend continued for Sandvik Tooling.

Demand from the engineering industry, oil/gas and automotive industries remained high, while it increased in the aerospace industry in NAFTA. A high level of activity was noted in the automotive industry in Asia and parts of Europe, but remained weak in North America.

Sandvik Tooling secured its market-leading position by increasing its market shares. Order intake and invoicing rose as a result of strong demand and successful introductions of new products, the sales of which increased at a more rapid pace than total sales.

The work involving the integration of Diamond Innovations is nearly completed. Demand and profitability continued to develop positively. During the quarter, integration costs related to acquisitions totaled approximately SEK 25 M, primarily attributable to inventory items.

Operating profit improved by 14% compared with the fourth quarter of 2006 and amounted to SEK 1,542 M (1,347). Changed currency rates negatively impacted profit in the amount of SEK 30 M. The operating margin totaled 24.0% (23.6). The profit increase was mainly attributable to high volumes, favorable price trends, high capacity utilization, a better product mix and completed efficiency enhancements. The return on capital employed declined to 33.5% (34.4). The acquisition of Diamond Innovations had an adverse effect on the operating margin and return on capital employed of 1 and 3 percentage points, respectively.



Products manufactured by Diamond Innovations in Worthington, Ohio, in the US, include industrial diamonds.

SANDVIK TOOLING

SEK M	Q4 2007	Q4 2006	Change %	Q1-4 2007	Q1-4 2006	Change %
Order intake	6 383	5 673	+9 *	25 134	22 730	+10 *
Invoiced sales	6 429	5 716	+9 *	24 732	22 477	+9 *
Operating profit	1 542	1 347	+14	5 989	5 191	+15
%	24.0	23.6		24.2	23.1	
Return on capital employed	33.5	34.4		33.5	34.4	
Number of employees	16 440	15 139	+9	16 440	15 139	+9

* At fixed exchange rates for comparable units.

Sandvik

Mining and Construction

Sandvik Mining and Constructions order intake in the fourth quarter amounted to SEK 10,084 M (6,703), up 40% for comparable units excluding currency effects. Adjusted for large project orders, the increase was 35%. Invoicing for comparable units excluding currency effects rose 23% to SEK 9,166 M (6,904). Accordingly, order intake was 10% higher than invoicing and order backlog was further strengthened.

A number of major project orders were secured from customers in Australia and South America during the quarter. The high demand for project solutions meant that the share of projects rose slightly during the quarter and accounted for 14% of invoicing.

Demand for products for increasing efficiency and capacity in the mining and construction industries was high in the fourth quarter. Sandvik Mining and Construction is well-positioned as the leading supplier of complete, advanced comprehensive solutions for underground mining and as a leading supplier of advanced products in selected niches in surface mining and construction work. The substantial increase in demand entailed slightly longer lead times and a higher level of tied-up capital. Efforts are ongoing to increase capacity in proprietary production and among subcontractors.

Demand for machinery, tools and service from Sandvik Mining and Construction remained favorable from underground mining, surface mining and the construction industry in all geographic regions. Demand was high in all regions and order intake rose sharply, particularly in the new exploration customer segment.

During the quarter, the acquired British companies Extec and Fintec continued to perform successfully, both in terms of demand and profitability. During the quarter, acquisition-related integration costs amounted to about SEK 25 M, primarily attributable to inventory items.

Operating profit in the fourth quarter rose by 35% to SEK 1,348 M (1,002) or 14.7% of invoicing. The increase was primarily attributable to higher volume and high capacity utilization, combined with increased efficiency. Changed exchange rates had a negative effect of approximately SEK 30 M on earnings. Cost increases totaling approximately SEK 60 M related to a small number of project transactions were charged to earnings. The return on capital employed declined slightly to 31.2% (31.6). Excluding acquisitions during the year, the return was 33.1%.



The strong demand for Sandvik Mining and Construction's products continued to be high during the quarter. The picture is showing a surface tophammer drill rig, Sandvik DP1500i.

SANDVIK MINING AND CONSTRUCTION

SEK M	Q4 2007	Q4 2006	Change %	Q1-4 2007	Q1-4 2006	Change %
Order intake	10 084	6 703	+40 *	37 986	28 431	+29 *
Invoiced sales	9 166	6 904	+23 *	33 073	25 001	+26 *
Operating profit	1 348	1 002	+35	4 979	3 672	+36
%	14.7	14.5		15.1	14.7	
Return on capital employed	31.2	31.6		31.2	31.6	
Number of employees	15 173	12 165	+25	15 173	12 165	+25

* At fixed exchange rates for comparable units.

Sandvik Mining and Construction

Sandvik Mining and Constructions order intake in the fourth quarter amounted to SEK 10,084 M (6,703), up 40% for comparable units excluding currency effects. Adjusted for large project orders, the increase was 35%. Invoicing for comparable units excluding currency effects rose 23% to SEK 9,166 M (6,904). Accordingly, order intake was 10% higher than invoicing and order backlog was further strengthened.

A number of major project orders were secured from customers in Australia and South America during the quarter. The high demand for project solutions meant that the share of projects rose slightly during the quarter and accounted for 14% of invoicing.

Demand for products for increasing efficiency and capacity in the mining and construction industries was high in the fourth quarter. Sandvik Mining and Construction is well-positioned as the leading supplier of complete, advanced comprehensive solutions for underground mining and as a leading supplier of advanced products in selected niches in surface mining and construction work. The substantial increase in demand entailed slightly longer lead times and a higher level of tied-up capital. Efforts are ongoing to increase capacity in proprietary production and among subcontractors.

Demand for machinery, tools and service from Sandvik Mining and Construction remained favorable from underground mining, surface mining and the construction industry in all geographic regions. Demand was high in all regions and order intake rose sharply, particularly in the new exploration customer segment.

During the quarter, the acquired British companies Extec and Fintec continued to perform successfully, both in terms of demand and profitability. During the quarter, acquisition-related integration costs amounted to about SEK 25 M, primarily attributable to inventory items.

Operating profit in the fourth quarter rose by 35% to SEK 1,348 M (1,002) or 14.7% of invoicing. The increase was primarily attributable to higher volume and high capacity utilization, combined with increased efficiency. Changed exchange rates had a negative effect of approximately SEK 30 M on earnings. Cost increases totaling approximately SEK 60 M related to a small number of project transactions were charged to earnings. The return on capital employed declined slightly to 31.2% (31.6). Excluding acquisitions during the year, the return was 33.1%.



The strong demand for Sandvik Mining and Construction's products continued to be high during the quarter. The picture is showing a surface tophammer drill rig, Sandvik DP1500i.

SANDVIK MINING AND CONSTRUCTION

SEK M	Q4 2007	Q4 2006	Change %	Q1-4 2007	Q1-4 2006	Change %
Order intake	10 084	6 703	+40 *	37 986	28 431	+29 *
Invoiced sales	9 166	6 904	+23 *	33 073	25 001	+26 *
Operating profit	1 348	1 002	+35	4 979	3 672	+36
%	14.7	14.5		15.1	14.7	
Return on capital employed	31.2	31.6		31.2	31.6	
Number of employees	15 173	12 165	+25	15 173	12 165	+25

* At fixed exchange rates for comparable units.

Parent Company

The Parent Company's invoicing during 2007 was SEK 20,682 M (17,932) and operating profit amounted to SEK 521 M (323). Earnings from participations in Group companies pertain mainly to dividends from these and amounted to SEK 5,997 M (9,264). As part of the Group's financing of dividends, redemption of shares and acquisitions, the Parent Company's borrowing increased during 2007. Interest-bearing liabilities less cash and cash equivalents and interest-bearing assets amounted to SEK 10,240 M (4,445). Investments in fixed assets amounted to SEK 1,128 M (1,011).

Significant events

- On 22 November, an agreement was reached with the Japanese company Mori Seiki regarding the divestment of Sandvik Tobler, part of Sandvik Tooling. The company has operations in France and has sales of approximately SEK 85 M with 80 employees. The sale is expected to be concluded during the first quarter of 2008.
- On 14 December, Sandvik Materials Technology acquired the medical technology company JKB Medical Technologies in the US. The company is a leading contract manufacturer of spinal implants and medical instruments. Sales amount to approximately SEK 90 M and the number of employees totals 90.
- On 21 December, Sandvik Materials Technology concluded an agreement with the US company Medtronic Inc. covering the acquisition of a manufacturing plant that specializes in medical instruments for spinal surgery. The plant has sales of about SEK 140 M and the number of employees totals 110. The acquisition is expected to be concluded during the first quarter of 2008.
- On 22 January 2008, Sandvik Mining and Construction acquired the South African company Corstor International (Pty) Ltd. The company is a leading player in the manufacture and sale of borehole core storage and handling systems for the mining and exploration industries. Sales amount to approximately SEK 70 M and the company has 100 employees. The acquisition is expected to be completed in the first quarter of 2008.
- In 2007, the Swedish National Tax Board conducted a tax audit of Sandvik AB and Sandvik Intellectual Property AB ("the IP company") and in this connection, reviewed the reorganization of ownership and management of intellectual property rights carried out in 2005. The reorganization entailed the transfer of Swedish-owned patents and brands to the IP company.

  The reason for the reorganization was the need to streamline intellectual property operations into a separate company, which emphasizes the considerable values of intellectual property rights and generates operative advantages. The Tax Board rejected the IP company's income tax returns for 2005 and 2006 with respect to the deductions for tax purposes of amortization of transferred IP rights. The Tax Board approved Sandvik's income tax return for 2005. Subsequently, the Board appealed its own tax ruling through the Public Attorney with regard to the effect of the reorganization set forth above. The Public Attorney also insists that the National Tax Board's rejection of deductions for amortization in the IP company shall be overturned in the event that the Public Attorney's appeal relating to Sandvik AB is approved.

  If the appeal is approved, it would not impact Sandvik's earnings, since the then additional tax expense of approximately SEK 5050 M corresponds to the taxable value of increased amortization for tax purposes in the IP company. If Sandvik's view is accepted by the court, it would entail a reduction in the tax expense of approximately SEK 5050 M, which will be recognized as revenue in the Group when the Court order has gained legal force.

  A ruling on the matter in the County Administrative Court is expected in 2009 at the earliest. It is anticipated that a final ruling in the highest court of appeal will take another few years.

Full-year 2007

Order intake for the period January-December 2007 amounted to SEK 92,059 M (77,708), an increase of 18% in total and for comparable units excluding currency effects. Invoicing was SEK 86,338 M (72,289), up 19% in total and 18% for comparable units excluding currency effects.

Operating profit for the January-December period amounted to SEK 14,394 M (12,068), an increase of SEK 2,326 M or 19%. The operating margin was 16.7% (16.7) of invoicing. Changed exchange rates had a negative impact on profit of about SEK 800 M from the beginning of the year.

Net financial items amounted to an expense of SEK 1,397 M (expense: 955) and profit after financial items was SEK 12,997 M (11,113), an increase of 17%. The tax rate was 26.2%, and profit for the period amounted to SEK 9,594 M (8,107). Earnings per share amounted to SEK 7.65 (6.45).

Cash flow from operating activities amounted to SEK 5,476 M (8,170). The Group's investments in fixed assets amounted to SEK 5,399 M (4,801). Company acquisitions accounted for SEK 5,856 M. After investments, acquisitions and divestments, cash flow was negative in the amount of SEK 5,007 M (positive: 2,846).

The number of employees was 47,123 (41,743 at 31 December 2006), an increase of 3,815 for comparable units since the beginning of the year.

Acquisitions and divestments

For the period Q1-4 2007, the accumulated positive net effect of acquisitions was:

- SEK 2,772 M on invoicing,
- SEK 23 M on profit for the period after income taxes, including acquisition-related adjustments of SEK 126 M and
- 2,195 on the number of employees.

The operating result in the fourth quarter was charged with approximately SEK 60 M in acquisition-related adjustments.

The total purchasing price relating to company acquisitions during the period Q1-4 2007 amounted to SEK 6,164 M. Of the purchasing price, a preliminary amount of SEK 5,277 M pertains to goodwill and other intangible assets.

Acquisitions during the latest 12 months

Business area	Company/unit	Time	Turnover, SEK M	No. of employees
Sandvik Mining and Construction	Shark Abrasion Systems, Australia	Q1/07	70	10
Sandvik Tooling	Diamond Innovations, US	Q1/07	>1 000	600
Sandvik Mining and Construction	Hydramatic Engineering, Australia	Q1/07	330	290
Sandvik Mining and Construction	Extec Screens and Crushers Ltd., UK	Q2/07	1 800	450
Sandvik Mining and Construction	Fintec Crushing and Screening Ltd., UK	Q2/07	560	325
Sandvik Materials Technology	Doncasters Medical Technologies, UK	Q3/07	500	430
Sandvik Materials Technology	JKB Medical Technologies, US	Q4/07	90	90
Sandvik Materials Technology	Medtronic Inc., US (part of)	Q1/08	140	110
Sandvik Mining and Construction	Corstor International, South Africa	Q1/08	70	100

Divestitures during the latest 12 months

Business area	Company/unit	Time	Turnover, SEK M	No. of employees
Sandvik Materials Technology	Outokumpu Stainless Tubular Products, minority share 11.6%	Q2/07		
Sandvik Materials Technology	Sandvik Sorting Systems	Q2/07	1 000	300
Sandvik Tooling	Sandvik Tobler	Q1/08	85	80

Motions to the Annual General Meeting

The Annual General Meeting will be held at Jernvallen in Sandviken, Sweden on 29 April, at 17:00 CET. The 2007 Annual Report will be available in the first week in April.

In view of the company's strong financial development and healthy prospects for the future, the Board of Directors proposes a dividend of SEK 4.00 per share (3.25) or a total of SEK 4,745 M (3,855). The motion represents an increase of 23% compared with the preceding year and corresponds to 52% of earnings per share.

The proposed record date for the dividend is 5 May 2008.

Transactions with closely related parties

No transactions between Sandvik and closely related parties that have significantly affected the company's position and earnings have taken place.

Accounting principles

This interim report was prepared in accordance with IFRS, applying IAS 34, Interim Financial Reporting. The same accounting and valuation principles were applied as in the most recent annual report.

Risks and uncertainty factors

Sandvik is a global group represented in 130 countries and is as such exposed to a number of commercial and financial risks. Accordingly, risk management is an important process in relation to established targets. In Sandvik, efficient risk management is an ongoing process conducted within the framework of business control, and is a logical step in ongoing operations follow-up. For a more in-depth analysis of risks, refer to Sandvik's 2006 Annual Report.

Sandviken, 31 January 2008
Sandvik AB; (publ)

Board of Directors

The information is such that under the Securities and Clearing Operations Act and/or the Financial Instruments Trading Act Sandvik is obligated to publish it. The information was submitted for publication on 31 January at 08:00 CET.

Appendices:

1. Brief overview of the Group.
2. Brief overview of the Parent Company.
3. Invoicing and operating profit.

The company's auditors have not conducted a special audit of the Q4 and full-year report of 2007. The Sandvik Group's earnings for the first quarter of 2008 will be published on 29 April 2008. The Annual General Meeting will be held in Sandviken, Sweden on 29 April 2008.

Additional information may be obtained from Sandvik Investor Relations at tel. +46 26 26 10 23 or by e-mail to info.ir@sandvik.com

A combined presentation and teleconference will be held on 31 January 2008 at 13.45 CET at the Operaterassen venue in Stockholm.

Calendar:

29 Apr	First-quarter report 2008 and AGM
18 July	Second-quarter report 2008
4 Sep	Capital Markets Day 2008
30 Oct	Third-quarter report 2008

POSTAL ADDRESS
Sandvik AB
SE-811 81 Sandviken

PUBLIC COMPANY (publ)
Corp. Reg. No: 556000-3468
VAT No: SE663000060901

PHONE AND FAX
+46 26 26 00 00
+46 26 26 10 22

WEB SITE AND E-MAIL
www.sandvik.com
info.group@sandvik.com

Appendix 1

The Group in brief

INCOME STATEMENT SEK M	Q4 2007	Q4 2006	Change %	Q1-4 2007	Q1-4 2006	Change %
Revenues	22 711	19 370	+17	86 338	72 289	+19
Cost of sales and services	-15 495	-12 609	+23	-57 222	-47 084	+22
Gross profit	7 216	6 761	+7	29 116	25 205	+16
% of revenues	31.8	34.9		33.7	34.9	
Selling expenses	-2 728	-2 418	+13	-10 334	-9 342	+11
Administrative expenses	-741	-652	+14	-2 896	-2 524	+15
Research and development costs	-518	-423	+22	-1 818	-1 583	+15
Other operating income and expenses	-29	97	-130	326	312	+4
Operating profit	3 200	3 365	-5	14 394	12 068	+19
% of revenues	14.1	17.4		16.7	16.7	
Financial income	79	136	-42	377	334	+13
Financial expenses	-546	-350	+56	-1 774	-1 289	+38
Net financing cost	-467	-214	+118	-1 397	-955	+46
Profit after financial items	2 733	3 151	-13	12 997	11 113	+17
% of revenues	12.0	16.3		15.1	15.4	
Income tax expense	-650	-797	-18	-3 403	-3 006	+13
Profit for the period	2 083	2 354	-12	9 594	8 107	+18
% of revenues	9.2	12.2		11.1	11.2	
of which minority interests	104	118	-12	478	406	+18
of which shareholders' interest	1 979	2 236	-11	9 116	7 701	+18
Earnings per share, SEK	1.65	1.85	-11	7.65	6.45	+19

BALANCE SHEET SEK M	31 Dec 2007	31 Dec 2006	Change %
Intangible assets	11 425	6 251	+83
Property, plant and equipment	20 895	17 677	+18
Financial assets	3 779	3 653	+3
Inventories	25 301	18 738	+35
Current receivables	22 029	17 837	+24
Cash and cash equivalents	2 006	1 745	+15
Total assets	85 435	65 901	+30
Total equity	29 823	27 198	+10
Non-current interest-bearing liabilities	21 477	10 370	+107
Non-current non-interest-bearing liabilities	5 376	4 187	+28
Current interest-bearing liabilities	10 469	8 185	+28
Current non-interest-bearing liabilities	18 290	15 961	+15
Total equity and liabilities	85 435	65 901	+30
Net working capital *	*28 804*	*21 352*	*+35*
Loans	*28 554*	*15 175*	*+88*
Net debt **	*29 940*	*16 811*	*+78*
Minority interests in total equity	*1 209*	*1 052*	*+15*

*) Inventories + trade receivables excl. prepaid income taxes, excl. non-interest-bearing liabilities excl. tax liabilities.

**) Current and non-current interest-bearing liabilities including provisions for pensions, less cash and cash equivalents.

Appendix 1 (cont)

CHANGE IN TOTAL EQUITY SEK M	Q1-4 2007	Q1-4 2006
Opening equity as shown in approved balance sheet for the preceding year	27 198	24 507
Currency translation differences	831	-1 825
Equity settled share based payments	-114	-144
Effect of hedge accounting in accordance with IAS 39	80	88
Dividends	-4 207	-3 533
Purchase of minority shares in subsidiaries		-2
Redemption of own shares	-3 559	
Net profit of the period	9 594	8 107
Closing equity	29 823	27 198

CASH-FLOW STATEMENT SEK M	Q4 2007	Q4 2006	Q1-4 2007	Q1-4 2006
Cash flow from operating activities				
Income after financial income and expenses	+2 732	+3 151	+12 997	+11 113
Adjustment for depreciation and impairment losses	+816	+788	+3 077	+2 976
Adjustment for items that do not require the use of cash	-116	-222	-627	-291
Income tax paid	-985	-601	-3 404	-2 708
Cash flow from operating activities before changes in working capital	+2 447	+3 116	+12 043	+11 090
Changes in working capital				
Change in inventories	-502	-1 067	-5 528	-3 090
Change in operating receivables	-306	-1 180	-2 505	-2 523
Change in operating liabilities	-357	+657	+1 466	+2 693
Cash flow from operating activities	+1 282	+1 526	+5 476	+8 170
Cash flow from investing activities				
Acquisitions of companies and shares, net of cash acquired	-156	-180	-5 856	-1 261
Purchase of property, plant and equipment	-1 962	-1 398	-5 399	-4 801
Proceeds from sale of companies and shares, net of cash disposed of	+5	+65	+363	+70
Proceeds from sale of property, plant and equipment	+97	+301	+409	+668
Net cash used in investing activities	-2 016	-1 212	-10 483	-5 324
Net cash flow after investing activities	-734	+314	-5 007	+2 846
Cash flow from financing activities				
Change in loans	+329	-38	+13 052	+1 124
Personnel options program	-2	-32	-100	-80
Redemption of own shares			-3 559	
Dividends paid			-4 207	-3 533
Net cash used in financing activities	+327	-70	+5 186	-2 489
Cash flow for the period	-407	+244	+179	+357
Cash and cash equivalents at beginning of the period	2 379	1 580	1 745	1 559
Exchange-rate differences in cash and cash equivalents	+34	-79	+82	-171
Cash and cash equivalents at the end of the period	2 006	1 745	2 006	1 745

Appendix 2

Parent company in brief

INCOME STATEMENT SEK M	Q4 2007	Q4 2006	Change %	Q1-4 2007	Q1-4 2006	Change %
Revenue	5 248	5 116	+3	20 682	17 932	+15
Cost of sales and services	-4 362	-4 068	+7	-16 111	-13 646	+18
Gross profit	886	1 048	-15	4 571	4 286	+7
Selling expenses	-165	-165	0	-621	-577	+8
Administrative expenses	-481	-444	+8	-1 982	-1 719	+15
Research and development costs	-355	-237	+50	-1 019	-778	+31
Other operating income and expenses	-38	-252	-85	-428	-889	-52
Operating profit	-153	-50	+206	521	323	+61
Income from shares in group companies	2 678	5 696	-53	5 997	9 264	-35
Income from shares in associated companies	-	-	-	5	1	+400
Interest income and similar items	181	199	-9	638	657	-3
Interest expenses and similar items	-312	-241	+29	-1 165	-898	+30
Profit after financial items	2 394	5 604	-57	5 996	9 347	-36
Appropriations	2 701	32	+8 341	3 063	305	+904
Income tax expense	-572	110	-620	-745	-29	+2 469
Profit for the period	4 523	5 746	-21	8 314	9 623	-14

BALANCE SHEET SEK M	31 Dec 2007	31 Dec 2006	Change %
Intangible assets	26	51	-49
Property, plant and equipment	5 765	5 248	+10
Financial assets	13 856	11 802	+17
Inventories	6 242	4 599	+36
Current receivables	19 288	18 365	+5
Cash and cash equivalents	6	19	-68
Total assets	45 183	40 084	+13
Total equity	12 900	14 295	-10
Untaxed reserves	19	3 084	-99
Provisions	317	275	+15
Non-current interest-bearing liabilities	11 878	4 183	+184
Non-current non-interest-bearing liabilities	0	9	-100
Current interest-bearing liabilities	11 983	14 090	-15
Current non-interest-bearing liabilities	8 086	4 148	+95
Total equity and liabilities	45 183	40 084	+13
Interest-bearing liabilities and provisions minus cash and cash equivalents and interest-bearing assets	10 240	4 445	+130
Investments in assets	1 128	1 011	+12

Appendix 3

Sales and operating profit

INVOICED SALES BY MARKET AREA

SEK M	Q4 2006	Full-year 2006	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Change Q4 %	Change Q4 %[1]	Full-year 2007
Europe	8 777	32 446	9 647	10 191	9 539	10 327	+18	+11	39 704
NAFTA	3 348	13 916	3 666	3 757	3 820	3 658	+9	+14	14 901
South America	1 276	4 339	1 158	1 461	1 360	1 466	+15	+10	5 445
Africa/Middle East	1 547	5 450	1 576	1 601	1 704	1 835	+19	+18	6 716
Asia	2 672	9 848	2 565	2 898	2 891	3 317	+24	+25	11 671
Australia	1 750	6 290	1 797	2 094	1 902	2 108	+20	+9	7 901
Group total	19 370	72 289	20 409	22 002	21 216	22 711	+17	+14	86 338

ORDER INTAKE BY BUSINESS AREA

SEK M	Q4 2006	Full-year 2006	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Change Q4 %	Change Q4 %[1]	Full-year 2007
Sandvik Tooling	5 673	22 730	6 321	6 440	5 991	6 383	+13	+9	25 134
Sandvik Mining and Construction	6 703	28 431	8 650	10 175	9 077	10 084	+50	+40	37 986
Sandvik Materials Technology	5 143	20 978	6 194	6 266	4 729	5 545	+8	+11	22 733
Seco Tools [2]	1 438	5 540	1 564	1 557	1 454	1 600	+11	+12	6 176
Group activities	8	29	7	7	8	7			30
Group total	18 965	77 708	22 735	24 445	21 259	23 619	+25	+21	92 059

INVOICED SALES BY BUSINESS AREA

SEK M	Q4 2006	Full-year 2006	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Change Q4 %	Change Q4 %[1]	Full-year 2007
Sandvik Tooling	5 716	22 477	5 997	6 324	5 982	6 429	+12	+9	24 732
Sandvik Mining and Construction	6 904	25 001	7 298	8 186	8 424	9 166	+33	+23	33 073
Sandvik Materials Technology	5 334	19 337	5 604	5 982	5 363	5 538	+4	+7	22 486
Seco Tools [2]	1 408	5 436	1 504	1 502	1 439	1 566	+11	+12	6 011
Group activities	9	38	7	8	8	12			36
Group total	19 370	72 289	20 409	22 002	21 216	22 711	+17	+14	86 338

OPERATING PROFIT BY BUSINESS AREA

SEK M	Q4 2006	Full-year 2006	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Change Q4 %	Full-year 2007
Sandvik Tooling	1 347	5 191	1 437	1 568	1 442	1 542	+14	5 989
Sandvik Mining and Construction	1 002	3 672	1 102	1 269	1 260	1 348	+35	4 979
Sandvik Materials Technology	772	2 324	784	943	621	86	-89	2 435
Seco Tools [2]	354	1 266	381	382	342	385	+9	1 491
Group activities	-110	-385	-166	-69	-102	-161		-500
Group total	3 365	12 068	3 538	4 093	3 563	3 200	-5	14 394

OPERATING MARGIN BY BUSINESS AREA

% OF INVOICED SALES	Q4 2006	Full-year 2006	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Full-year 2007
Sandvik Tooling	23.6	23.1	24.0	24.8	24.1	24.0	24.2
Sandvik Mining and Construction	14.5	14.7	15.1	15.5	15.0	14.7	15.1
Sandvik Materials Technology	14.5	12.0	14.0	15.8	11.6	1.6	10.8
Seco Tools [2]	25.1	23.3	25.4	25.4	23.8	24.6	24.8
Group total	17.4	16.7	17.3	18.6	16.8	14.1	16.7

1) Change compared with year earlier at fixed exchange rates for comparable units.
2) As a result of the majority holding in Seco Tools AB, Sandvik consolidates this company.
For comments, refer to the company's Q4 and full-year report.

END